Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited First Quarter 2022 Earnings

MACAU, May 05, 2022 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the first quarter of 2022.

Total operating revenues for the first quarter of 2022 were US$12.0 million, compared to total operating revenues of US$28.6 million in the first quarter of 2021. The change was primarily attributable to heightened border restrictions in Macau related to COVID-19 which led to a decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of the Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$75.0 million and US$98.5 million for the first quarters of 2022 and 2021, respectively.

Studio City’s rolling chip volume was US$439.3 million in the first quarter of 2022 versus US$505.0 million in the first quarter of 2021. The rolling chip win rate was 1.66% in the first quarter of 2022 versus 0.29% in the first quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$191.8 million in the first quarter of 2022, compared with US$309.3 million in the first quarter of 2021. The mass market table games hold percentage was 31.6% in the first quarter of 2022, compared to 29.1% in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$233.0 million, compared with US$278.3 million in the first quarter of 2021. The gaming machine win rate was 3.1% in the first quarter of 2022, compared to 2.5% in the first quarter of 2021.

Total gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$83.6 million and US$97.3 million in the first quarters of 2022 and 2021, respectively.

Revenues from the provision of gaming related services were negative US$8.6 million for the first quarter of 2022, compared with revenues from the provision of gaming related services of US$1.2 million for the first quarter of 2021. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the first quarter of 2022 were US$20.6 million, compared with US$27.3 million for the first quarter of 2021.

Operating loss for the first quarter of 2022 was US$61.9 million, compared with operating loss of US$45.1 million in the first quarter of 2021.

Studio City generated negative Adjusted EBITDA(1) of US$26.7 million in the first quarter of 2022, compared to negative Adjusted EBITDA of US$13.4 million in the first quarter of 2021. The change was mainly attributable to the decrease in revenues from the provision of gaming related services and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the first quarter of 2022 was US$70.2 million, compared with net loss attributable to Studio City International Holdings Limited of US$75.8 million in the first quarter of 2021. The net loss attributable to participation interest was US$10.7 million and US$14.8 million in the first quarters of 2022 and 2021, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2022 were US$18.5 million, which mainly included interest expenses of US$22.8 million, net of amounts capitalized, partially offset by net foreign exchange gains of US$4.1 million.

Depreciation and amortization costs of US$31.8 million were recorded in the first quarter of 2022, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended March 31, 2022 referred to in Melco’s earnings release dated May 5, 2022 (“Melco’s earnings release”) is US$9.4 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2022 aggregated to US$926.1 million (December 31, 2021: US$499.4 million), including US$0.1 million of restricted cash (December 31, 2021: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the first quarter of 2022 was US$2.43 billion (December 31, 2021: US$2.09 billion).

Capital expenditures for the first quarter of 2022 were US$108.8 million.

Recent Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the second quarter of 2022.

Our operations remain impacted by travel restrictions and quarantine requirements. A stream of COVID-19 outbreaks in China in mid-January 2022 led to a tightening of border controls for entry from Guangdong province and a reduction in the validity period of a negative COVID test from 7 days to 48 hours. Shortly thereafter, the validity period was further reduced to 24 hours until the end of January. The validity period increased to 48 hours until mid-March when it was reduced back to 24 hours in response to increasing COVID-19 cases in China. This restriction remained until April 20, 2022, when the Macau government increased the negative COVID test validity period for entry from Guangdong province back up to 48 hours, and then to 72 hours on April 25, 2022.

Uncertainty around COVID-19 outbreaks will continue into 2022 with travel bans or restrictions, visa restrictions and quarantine requirements being key factors impacting 2022 performance. We remain confident in the pent-up demand for Macau as an international tourism destination and believe in a strong recovery once travel restrictions are relaxed.

The construction of Studio City Phase 2 continues to progress, and we continue our efforts to complete construction by the deadline set in the land concession of December 27, 2022. This project will complement our existing offering of ‘next-generation’ world-class entertainment and further enhance the Studio City brand. Designed by renowned international architecture firm Zaha Hadid Architects, Studio City Phase 2 will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and a total of approximately 1,100 square meters of state-of-the-art MICE space. Furthermore, the expansion will also feature a hotel tower under the W Hotel brand in partnership with Marriott International.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current gaming concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2022	2021
Operating revenues:
Provision of gaming related services	$(8,639)	$1,233
Rooms	6,275	9,606
Food and beverage	5,484	6,884
Entertainment	99	294
Services fee	5,719	6,799
Mall	2,703	3,330
Retail and other	351	418

Total operating revenues	11,992	28,564

Operating costs and expenses:
Provision of gaming related services	(6,024)	(5,699)
Rooms	(2,949)	(2,910)
Food and beverage	(7,174)	(7,148)
Entertainment	(557)	(569)
Mall	(956)	(983)
Retail and other	(375)	(361)
General and administrative	(20,630)	(24,299)
Pre-opening costs	(342)	(243)
Amortization of land use right	(827)	(833)
Depreciation and amortization	(30,989)	(30,756)
Property charges and other	(3,063)	142

Total operating costs and expenses	(73,886)	(73,659)

Operating loss	(61,894)	(45,095)

Non-operating income (expenses):
Interest income	304	940
Interest expenses, net of amounts capitalized	(22,806)	(23,168)
Other financing costs	(103)	(104)
Foreign exchange gains, net	4,139	5,726
Loss on extinguishment of debt	—	(28,817)

Total non-operating expenses, net	(18,466)	(45,423)

Loss before income tax	(80,360)	(90,518)
Income tax expense	(613)	(83)

Net loss	(80,973)	(90,601)
Net loss attributable to participation interest	10,740	14,834

Net loss attributable to Studio City International Holdings Limited	$(70,233)	$(75,767)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.133)	$(0.205)

Diluted	$(0.135)	$(0.205)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.532)	$(0.818)

Diluted	$(0.539)	$(0.818)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	527,953,145	370,352,700

Diluted	600,464,905	370,352,700

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$925,974	$499,289
Accounts receivable, net	61	247
Amounts due from affiliated companies	1,191	15,697
Inventories	5,569	5,828
Prepaid expenses and other current assets	40,588	42,633

Total current assets	973,383	563,694

Property and equipment, net	2,627,059	2,556,040
Intangible assets, net	2,417	2,777
Long-term prepayments, deposits and other assets	65,917	69,624
Restricted cash	129	130
Operating lease right-of-use assets	14,511	14,588
Land use right, net	110,873	112,114

Total assets	$3,794,289	$3,318,967

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$43	$211
Accrued expenses and other current liabilities	122,303	201,405
Income tax payable	21	21
Amounts due to affiliated companies	57,760	53,093

Total current liabilities	180,127	254,730

Long-term debt, net	2,431,348	2,087,486
Other long-term liabilities	19,514	17,771
Deferred tax liabilities, net	613	—
Operating lease liabilities, non-current	14,976	14,797

Total liabilities	2,646,578	2,374,784

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 and 370,352,700 shares issued and outstanding, respectively	77	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,134,227
Accumulated other comprehensive loss	(19,684)	(6,136)
Accumulated losses	(1,408,948)	(1,338,715)

Total shareholders’ equity	1,048,811	789,420

Participation interest	98,900	154,763

Total shareholders’ equity and participation interest	1,147,711	944,183

Total liabilities, shareholders’ equity and participation interest	$3,794,289	$3,318,967

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(70,233)	$(75,767)
Pre-opening costs	342	243
Property charges and other	3,063	(142)
Loss on extinguishment of debt	—	28,817
Participation interest impact on adjustments	(530)	(4,735)

Adjusted net loss attributable to Studio City International Holdings Limited	$(67,358)	$(51,584)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.128)	$(0.139)

Diluted	$(0.129)	$(0.139)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.510)	$(0.557)

Diluted	$(0.517)	$(0.557)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	527,953,145	370,352,700

Diluted	600,464,905	370,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2022	2021
Operating loss	$(61,894)	$(45,095)
Pre-opening costs	342	243
Depreciation and amortization	31,816	31,589
Property charges and other	3,063	(142)

Adjusted EBITDA	$(26,673)	$(13,405)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(70,233)	$(75,767)
Net loss attributable to participation interest	(10,740)	(14,834)

Net loss	(80,973)	(90,601)
Income tax expense	613	83
Interest and other non-operating expenses, net	18,466	45,423
Property charges and other	3,063	(142)
Depreciation and amortization	31,816	31,589
Pre-opening costs	342	243

Adjusted EBITDA	$(26,673)	$(13,405)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2022	2021
Room Statistics(3):
Average daily rate (4)	$127	$121
Occupancy per available room	33%	50%
Revenue per available room (5)	$41	$60

Other Information(6):
Average number of table games	277	292
Average number of gaming machines	712	604
Table games win per unit per day (7)	$2,725	$3,476
Gaming machines win per unit per day (8)	$111	$130

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis